UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PowerFleet, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
73931J109
(CUSIP Number)

Kostas Sofronas ABRY Senior Equity Holdings V, LLC C/O ABRY Partners II, LLC 888 Boylston Street, Suite 1600 Boston, MA 02199 Telephone: (617) 859-2959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73931J109
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
ABRY Senior Equity Holdings V, LLC

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ ]
3) SEC Use Only
4) Source of Funds (See Instructions): AF (See Item 3)
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: Delaware

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	6,816,778*
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	6,816,778*

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,816,778*
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 17.39%*†
14) Type of Reporting Person (See Instructions): OO

* As of October 3, 2019 (the “Issue Date”), ABRY Senior Equity Holdings V, LLC (“ASEH”) may be deemed to beneficially own an aggregate of 6,816,778 shares of common stock, par value $0.01 per share (the “Common Stock”), of PowerFleet, Inc. (the “Issuer”) that would be currently issuable upon the conversion of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) held by ABRY Senior Equity V, L.P. (“ASE”) and ABRY Senior Equity Co-Investment Fund V, L.P. (“ASECF”). As of the Issue Date, ASE held Preferred Stock convertible into 5,720,640 shares of Common Stock and $4,186,936.64 of convertible promissory notes of the Issuer (“Convertible Notes”) and ASECF held Preferred Stock convertible into 1,096,138 shares of Common Stock and $802,263.36 of Convertible Notes. The Convertible Notes are convertible at the approval of the Issuer’s stockholders. ABRY Senior Equity Investors V, L.P. (“ASEI”) is the general partner of ASE. ABRY Senior Equity Co-Investment GP V, LLC (“ASECI”) is the general partner of ASECF. ASEH is the general partner of ASEI and is the sole member of ASECI. By virtue of such relationships, ASEH may be deemed to have voting and investment power with respect to the securities held by ASE and ASECF and as a result may be deemed to have beneficial ownership over such securities. Currently John Hunt (“Hunt”), a Managing Partner of ABRY Partners II, LLC (“ABRY Partners”), an affiliate of ASEH, and Anders Bjork (“Bjork”), a Partner of ABRY Partners, have been appointed to serve on the Issuer’s board of directors. Each of Hunt and Bjork has no control or voting power over the securities held by ASE and ASECF. ASEH, Hunt and Bjork each disclaim beneficial ownership of the Common Stock held by ASE and ASECF reported herein except to the extent of their pecuniary interest therein, if any. As of the Issue Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), ASEH may be deemed to beneficially own 17.39% of the Common Stock deemed issued and outstanding.

† This foregoing beneficial ownership is calculated based upon 39,131,113 shares of Common Stock outstanding of the Issuer as of October 3, 2019, based on information received from the Issuer, and includes 6,816,778 shares of Common Stock issuable upon the conversion of the Preferred Stock held by ASEH.

CUSIP NO. 73931J109
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
ABRY Senior Equity V, L.P.

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ ]
3) SEC Use Only
4) Source of Funds (See Instructions): WC (See Item 3)
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: Delaware

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	5,720,640*
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	5,720,640*

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,720,640*
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 14.60%*†
14) Type of Reporting Person (See Instructions): PN

* As of the Issue Date, ASE holds Preferred Stock convertible into 5,720,640 shares Common Stock of the Issuer and $4,186,936.64 of Convertible Notes. The Convertible Notes are convertible at the approval of the Issuer’s stockholders. As of the Issue Date, for purposes of Rule 13d-3 under the Act, ASE may be deemed to beneficially own 14.60% of the Common Stock deemed issued and outstanding.

† This foregoing beneficial ownership is calculated based upon 39,131,113 shares of Common Stock outstanding of the Issuer as of October 3, 2019, based on information received from the Issuer, and includes 5,720,640 shares of Common Stock issuable upon the conversion of the Preferred Stock held by ASE.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of PowerFleet, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.  The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “PWFL”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by ABRY Senior Equity Holdings V, LLC, a Delaware limited liability company (“ASEH”) and ABRY Senior Equity V, L.P., a Delaware limited partnership (“ASE” and, together with ASEH, the “Reporting Persons”).

(b) — (c), (f) ASEH is the general partner of ABRY Senior Equity Investors V, L.P. (“ASEI”) and is the sole member of ABRY Senior Equity Co-Investment GP V, LLC (“ASECI”). ASEI is the general partner of ASE. ASECI is the general partner of ABRY Senior Equity Co-Investment Fund V, L.P. (“ASECF”).  Each of ASEH and ASE has its principal offices at 888 Boylston Street, Suite 1600, Boston, Massachusetts 02199.

(d) — (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On March 13, 2019, ASE, ASECF and ABRY Investment Partnership, L.P. (“AIP” and collectively with ASE and ASECF, the “Investors”), I.D. Systems, Inc. (“I.D. Systems”), the Issuer, and PowerFleet US Acquisition Inc. entered into an Investment and Transaction Agreement (as amended from time to time, the “Investment Agreement”), pursuant to which, on October 3, 2019 (the “Issue Date”), the Issuer offered and sold to the Investors 50,000 shares (the “Investment Shares”) of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), at a purchase price of $1,000 per whole Investment Share (the “Issue Price”) and convertible promissory notes in the aggregate principal amount of $5,000,000 (the “Convertible Notes”) for an aggregate purchase price of $55,000,000 (the “Investment Transaction”). In the Investment Transaction, ASE purchased 41,869 Investment Shares and $4,186,936.64 of Convertible Notes for an aggregate purchase price of $46,056,303.04, ASECF purchased 8,023 Investment Shares and $802,263.36 of Convertible Notes for an aggregate purchase price of $8,824,896.96 and AIP purchased 108 Investment Shares and $10,800.00 of Convertible Notes for an aggregate purchase price of $118,800.00.

The source of funds required for the Investment Transaction were from the general funds available to the Investors, including through capital contributions from its equityholders and/or affiliates.

Item 4.  Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

This Statement relates to the acquisition of securities of the Issuer by the Reporting Persons. The securities acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons.

Although the Reporting Persons do not currently have any specific plan or proposal to convert the Preferred Stock or sell the Preferred Stock or the Common Stock issuable upon conversion of the Preferred Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, including the standstill and transfer restrictions and the terms of the Convertible Notes described therein, at any time and from time to time may acquire additional securities of the Issuer or retain, convert and/or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Preferred Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, subject to the agreements described in Item 6 below, including the standstill described therein, in its capacity as a shareholder or other security holder of the Issuer, or the Investors’ designees to the Issuer’s board of directors, may engage in discussions with management, one or more members of the board of directors, one or more other shareholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Subject to the agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Currently John Hunt (“Hunt”), a Managing Partner of ABRY Partners II, LLC (“ABRY Partners”), an affiliate of ASEH, and Anders Bjork (“Bjork”), a Partner of ABRY Partners, have been appointed to serve on the Issuer’s board of directors as Series A Directors (as defined below).

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b)

As of the date of this filing, ASE, a limited partnership organized under the laws of Delaware, holds 41,869 shares of Preferred Stock, which are currently convertible into 5,720,640 shares of Common Stock constituting approximately 14.60% of the issued and outstanding shares of Common Stock (including the Common Stock underlying the Preferred Stock held by ASE).  ASEH is the general partner of ASEI, which in turn is the general partner of ASE pursuant to the terms of the limited partnership agreements of ASE and ASEI.  As a result, ASEH has the power to direct the vote and disposition of the Common Stock held by ASE, and therefore may be deemed to beneficially own the Common Stock issuable upon conversion of the Preferred Stock held by ASE.

As of the date of this filing, ASECF, a limited partnership organized under the laws of Delaware, holds 8,023 shares of Preferred Stock, which are currently convertible into 1,096,138 shares of Common Stock constituting approximately 2.80% of the issued and outstanding shares of Common Stock (including the Common Stock underlying the Preferred Stock held by ASECF).  ASEH is the sole member of ASECI pursuant to the terms of the limited liability company agreement of ASECI, which in turn is the general partner of ASECF pursuant to the terms of the limited partnership agreement of ASECF.  As a result, ASEH has the power to direct the vote and disposition of the Common Stock held by ASECF, and therefore may be deemed to beneficially own the Common Stock issuable upon conversion of the Preferred Stock held by ASECF.

By virtue of such relationships, ASEH may be deemed to have voting and investment power with respect to the 6,816,778 shares of Common Stock of the Issuer that would be currently issuable upon the conversion of the Issuer’s Preferred Stock held by ASE and ASECF and as a result may be deemed to have beneficial ownership over such securities.

Currently Hunt and Bjork have been appointed to serve on the Issuer’s board of directors as Series A Directors. Each of Hunt and Bjork has no control or voting power over the securities held by ASE and ASECF. As of the Issue Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ASEH may be deemed to beneficially own 17.39% of the Common Stock deemed issued and outstanding.

Pursuant to the Investment Agreement, on October 3, 2019, the Issuer issued and sold to the Investors in a private placement the Convertible Notes in the aggregate principal amount of $5,000,000. The maturity date of the Convertible Notes is September 30, 2020. The principal amount of, and accrued interest through the maturity date on, the Convertible Notes will convert automatically into Preferred Stock (at the original issuance price thereof) upon receipt of the approval by the Issuer’s stockholders in accordance with Nasdaq rules. The Convertible Notes will bear interest at 10% per annum, will mature on the third business day before the first anniversary of their issuance date (unless earlier converted) and may be prepaid in full subject to a prepayment premium. The Convertible Notes are convertible at the approval of the Issuer’s stockholders. For a complete description of the Convertible Notes, reference is made to Exhibit 9 incorporated herein by reference.

(c) Except as disclosed herein the Reporting Persons have not effected any transactions during the past sixty (60) days in any securities of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Issuer Charter

On the Issue Date, the Issuer filed the Amended and Restated Certificate of Incorporation of the Issuer (the “Issuer Charter”) with the Secretary of State of the State of Delaware, which set forth the rights and preferences of the Preferred Stock, including (among others) the following:

Dividend Rights; No Stated Maturity

Holders of Preferred Stock will be entitled to cumulative dividends at a minimum rate of 7.5% per annum, quarterly in arrears, as set forth in the Issuer Charter. Commencing on the 66-month anniversary of the Issue Date, and on each monthly anniversary thereafter, the dividend rate will increase by 100 basis points, until the dividend rate reaches 17.5% per annum, subject to the Issuer’s right to defer the increase for up to three consecutive months on the terms set forth in the Issuer Charter. The dividends are payable at the Issuer’s election in kind, through the issuance of additional shares of Preferred Stock, or in cash, provided no dividend payment failure has occurred and is continuing and that there has not previously occurred two or more dividend payment failures. The Preferred Stock will also participate in any dividends on the Common Stock on an as-converted basis.

The Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into Common Stock or repurchased or redeemed by the Issuer.

Liquidation Preference

The Preferred Stock ranks senior to shares of the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Preferred Stock has a liquidation preference equal to the greater of (i) the Issue Price, plus any accrued but unpaid dividends accrued but unpaid thereon, and (ii) such amount per share as would have been payable if the Preferred Stock had been converted into Common Stock immediately prior to such liquidation.

Deemed Liquidation Event

Upon a Deemed Liquidation Event (as defined in the Issuer Charter), the Issuer is required to redeem the Preferred Stock at a price per share of Preferred Stock in cash equal to the greater of: (i) the product of (x) 1.5 multiplied by (y) the Issue Price, plus all accrued but unpaid dividends; and (ii) such amount per share as would have been payable if the Preferred Stock had been converted into Common Stock immediately prior to such Deemed Liquidation Event.

Mandatory Redemption

At any time after the third anniversary of the Issue Date, provided that (i) the Issuer is not then in material breach of (or has previously on no more than two occasions materially breached) any of provisions of the Issuer Charter, (ii) the terms of any other indebtedness or agreement would not prohibit such redemption, and (iii) the Issuer has not previously exercised such redemption right, the Issuer may elect to redeem all (but not less than all) shares of Preferred Stock then outstanding by delivering notice thereof to each holder of then outstanding Preferred Stock in accordance with the Issuer Charter. On the applicable redemption date, which must be not less than 60 or more than 90 days after the notice date, the Issuer will redeem all outstanding shares of Preferred Stock for an amount per share, payable in cash, equal to the greater of (i) the product of (x) 1.5 multiplied by (y) the sum of the Issue Price, plus all accrued and unpaid dividends and (ii) the product of (x) the number of shares of Common Stock issuable upon conversion of such Preferred Stock multiplied by (y) the volume weighted average price of the Common Stock during the 30 consecutive trading day period ending on the trading date immediately prior to the date of such redemption notice (or, if calculated in connection with a Deemed Liquidation Event, the value ascribed to a share of the Issuer Common Stock in such Deemed Liquidation Event) (the “Redemption Price”).

Optional Redemption

At any time after (i) the 66-month anniversary of the Issue Date, (ii) following delivery of a Mandatory Conversion Notice, or (iii) upon a Deemed Liquidation Event, subject to Delaware law governing distributions to stockholders, each holder of Preferred Stock may elect to require the Issuer to redeem all or any portion of its outstanding shares of Preferred Stock, by delivering notice thereof to the Issuer in accordance with the Issuer Charter, for an amount per share, payable in cash, equal to the Redemption Price.

If the holders of Preferred Stock elect to redeem all outstanding shares of Preferred Stock and the Issuer has not redeemed all such shares on the applicable date on which the redemption should occur, and such redemption has not been completed on the 6 month anniversary thereof (a “Redemption Failure”), the holders of at least a majority of the outstanding shares of Preferred Stock will have the right to initiate, conduct and direct, subject to the approval of the board of directors of the Issuer, a customary sale process regarding the sale of the Issuer and/or its subsidiaries to be conducted by a special committee of the board of directors of the Issuer consisting of the Series A Directors and one director who is not Series A Director. In the event of a Redemption Failure, until such time as the redemption process to which such Redemption Failure relates has been completed, the Issuer will be prohibited from creating or issuing any equity or debt securities that rank senior or pari passu to the Preferred Stock without the consent of the holders of at least a majority of the outstanding shares of Preferred Stock, unless the proceeds of the sale of such securities are used to complete the redemption process.

Optional Conversion

At any time, each holder of Preferred Stock may elect to convert each share of such holder’s then-outstanding Preferred Stock into the number of shares of Common Stock equal to the quotient of (x) the Issue Price, plus any accrued and unpaid dividends, divided by (y) $7.319, as subject to adjustment as described in the Issuer Charter (the “Conversion Price”).

Mandatory Conversion

At any time after the later of the third anniversary of the Issue Date and the 30th consecutive trading day in which the closing price of Common Stock exceeds the product of 1.5 times the then current Conversion Price, the Issuer may require that all or a portion of the outstanding Preferred Stock be converted (at a date no earlier than 90 days after the Issuer exercises this conversion right) into shares of Common Stock at the then current Conversion Price. If the Issuer exercises this conversion right, the holder may instead require the Issuer to redeem all or any portion (irrespective of the number of shares subject to the Issuer’s mandatory conversion right) of its outstanding shares of Preferred Stock, as further described above.

Voting Rights; Consent Rights

The holders of Preferred Stock will be given notice by the Issuer of any meeting of stockholders or action to be taken by written consent in lieu of a meeting of stockholders as to which the holders of Common Stock are given notice at the same time as provided in, and in accordance with, the Issuer’s bylaws. Except as required by applicable law or as otherwise specifically set forth in the Issuer Charter, the holders of Preferred Stock will not be entitled to vote on any matter presented to the stockholders of the Issuer unless and until any holder of Preferred Stock provides written notification to the Issuer that such holder is electing, on behalf of all holders of Preferred Stock, to activate their voting rights and thereby render the Preferred Stock voting capital stock of the Issuer (such notice, a “Series A Voting Activation Notice”). From and after the delivery of Series A Voting Activation Notice, all holders of Preferred Stock will be entitled to vote with the holders of Common Stock as a single class on an as-converted basis (provided that any holder of Preferred Stock will not be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock held by such holder that exceeds the quotient of (1) the aggregate Issue Price for such shares of Preferred Stock divided by (2) $5.40, as may be adjusted). So long as shares of Preferred Stock are outstanding and convertible into shares of Common Stock that represent at least 10% of the voting power of the Common Stock, or the Investors or their affiliates continue to hold at least 33% of the aggregate amount of Preferred Stock issued to the Investors on the Issue Date, the consent of the holders of at least a majority of the outstanding shares of Preferred Stock will be necessary for the Issuer to, among other things, (i) liquidate the Issuer or any operating subsidiary or effect any Deemed Liquidation Event, except for a Deemed Liquidation Event in which the holders of Preferred Stock receive an amount in cash not less than the Redemption Price, (ii) amend the Issuer’s organizational documents in a manner that adversely affects the Preferred Stock, (iii) issue any securities that are senior to, or equal in priority with, the Preferred Stock or issue additional shares of Preferred Stock to any person other than the Investors or their affiliates, (iv) incur indebtedness above the agreed-upon threshold, (v) change the size of the board of directors of the Issuer to a number other than seven, or (vi) enter into certain affiliated arrangements or transactions.

Election of Directors and Board Observer

Pursuant to the Issuer Charter, the board of directors of the Issuer will consist of seven directors. So long as shares of Preferred Stock remain outstanding and represent 15% or more, on an as-converted basis, of the voting power of the Common Stock, the holders of at least a majority of the outstanding shares of Preferred Stock (irrespective of whether a Series A Voting Activation Notice has been delivered to the Issuer), voting as a separate class, will be entitled to elect two directors to the board of directors of the Issuer as the “Series A Directors” and any committee or subcommittee thereof (subject to the application of SEC and Nasdaq independence requirements). So long as any shares of Preferred Stock remain outstanding and represent less than 15% but not less than 5%, on an as-converted basis, of the voting power of the Common Stock (irrespective of whether or not a Series A Voting Activation Notice has been delivered to the Issuer), the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to elect one Series A Director to the board of directors of the Issuer. For so long as any shares of Preferred Stock remain outstanding and there are no Series A Directors on the board of directors of the Issuer, the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to designate one non-voting observer to attend all meetings of the board of directors of the Issuer and committees and subcommittees thereof, although the observer may be excluded from executive sessions of any committee at the discretion of such committee.

In connection with the closing of the Investment Transaction, the Investors, as the sole holders of the Preferred Stock, appointed Hunt and Bjork as the Series A Directors.

Preemptive Rights

For so long as at least 25% of the aggregate amount of shares of Preferred Stock issued on the Issue Date are outstanding, each holder thereof will have the right to purchase up to its pro rata share of the securities being issued and sold in any of the Issuer’s future offerings of equity or debt securities, subject to customary exceptions.

Investment Agreement

On March 13, 2019, the Issuer entered into the Investment Agreement with ASE, ASECF and AIP pursuant to which the Investors purchased the Preferred Stock on October 3, 2019.

Standstill

The Investment Agreement also contains a standstill provision which prohibits the Reporting Persons and their respective affiliates, either alone or together with any other person, from (i) forming, joining or participating in a “group” (within the meaning of Section 13(d)(3) of the Act), with respect to any voting securities of the Issuer for the purpose of acquiring, holding, voting or disposing of any voting securities of the Issuer, (ii) soliciting or granting proxies, (iii) proposing or encouraging stockholders of the Issuer to approve any stockholder proposals in a manner inconsistent with the recommendation of the board of directors of the Issuer, or (iv) seeking further representation on the Issuer’s board of directors.

The standstill provision remains in effect until he earlier to occur of (i) such date as the Investors and their respective affiliates collectively cease to beneficially own five percent of the outstanding Common Stock of the Issuer or (ii) the thirteen month anniversary of the Optional Redemption Date (as defined in the Issuer Charter) in connection with an Optional Redemption Notice (as defined in the Issuer Charter) providing for a redemption of such number of shares of Preferred Stock as would result in the Investors and their respective affiliates collectively ceasing to beneficially own five percent of the outstanding Common Stock of the Issuer.

Convertible Notes

Pursuant to the Investment Agreement, on October 3, 2019, the Issuer issued and sold to the Investors in a private placement the Convertible Notes in the aggregate principal amount of $5,000,000. The principal amount of, and accrued interest through the maturity date on, the Convertible Notes will convert automatically into Preferred Stock (at the original issuance price thereof) upon receipt of the approval by the Issuer’s stockholders in accordance with Nasdaq rules. The Convertible Notes will bear interest at 10% per annum, will mature on the third business day before the first anniversary of their issuance date (unless earlier converted) and may be prepaid in full subject to a prepayment premium.

Registration Rights Agreement

As a condition to the closing of the Investment Transaction, the Investors entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Investors have certain customary registration rights with respect to the Common Stock issued or issuable upon conversion of any shares of Preferred Stock. The Registration Rights Agreement, among other things, grants certain registration rights to the Investors, including demand registration rights and piggyback registration rights.

Demand Registration Rights

At any time following the execution of the Registration Rights Agreement, the Investors may make up to 3 demands for the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), all of the registrable securities not then covered by an existing and effective registration statement of the Issuer by delivering to the Issuer a written notice of each such demand. Pursuant to the Registration Rights Agreement, holders of registrable securities are entitled to certain liquidated damages if, among other things, the Issuer fails to file a registration statement with respect to a registration demand from the Investors with the SEC on or prior to the filing deadline applicable to such registration statement or if a registration statement with respect to a registration demand from the Investors is not declared effective by the SEC for any reason prior to the effectiveness deadline applicable to such registration statement, in each case subject to certain limitations set forth in the Registration Rights Agreement.

Piggyback Registration Rights

Subject to certain limitations, if, at any time following the execution of the Registration Rights Agreement, when any registrable securities remain outstanding, (i) there is not one or more effective registration statements covering all of the registrable securities and (ii) the Issuer proposes for any reason to register any Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8 (or a similar or successor form)) with respect to an offering of Common Stock by the Issuer for its own account or for the account of any of its stockholders, it must at each such time promptly give written notice to the Investors of its intention to do so (but in no event less than thirty (30) days before the anticipated filing date) and, to the extent permitted under the provisions of Rule 415 under the Securities Act, include in such registration all registrable securities with respect to which the Issuer has received written requests for inclusion therein within 15 days after receipt of the Issuer’s notice.

Expenses

All fees and expenses incidental to the Issuer’s performance of or compliance with its obligations under the Registration Rights Agreement (excluding any underwriting discounts and selling commissions) will be borne by the Issuer whether or not any registrable securities are sold pursuant to a registration statement, provided, that, the fees and expenses of counsel to the Investors will be limited to the reasonable and customary fees and expenses of one counsel with respect to any registration statement.

Indemnification

The Registration Rights Agreement also includes customary cross-indemnification provisions, under which the Issuer is obligated to indemnify each holder of registrable securities, the officers, directors, agents, partners, members, managers, stockholders, affiliates and employees of each of them, and their control persons, in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the holder of registrable securities is obligated to indemnify the Issuer, its directors, officers, agents and employees, and each of their control persons, for material misstatements or omissions attributable to them.

Board Observation Rights Agreement

In connection with the Investment Transaction, the Investors entered into a Board Observation Rights Agreement with the Issuer on October 3, 2019 (the “Board Observation Rights Agreement”). Pursuant to the Issuer Charter, so long as shares of Preferred Stock remain outstanding and represent 15% or more, on an as-converted basis, of the voting power of the Issuer’s Common Stock, the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to elect two directors to the Issuer’s board of directors as the Series A Directors and any committee or subcommittee thereof (subject to the application of SEC and Nasdaq independence requirements). So long as any shares of Preferred Stock remain outstanding and represent less than 15% but not less than 5%, on an as-converted basis, of the voting power of the Issuer’s Common Stock, the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to elect one Series A Director to the Issuer’s board of directors. For so long as any shares of Preferred Stock remain outstanding and there are no Series A Directors on the Issuer’s board of directors, the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to designate one non-voting observer to attend all meetings of the Issuer’s board of directors and committees and subcommittees thereof, although the observer may be excluded from executive sessions of any committee at the discretion of such committee.

The foregoing description of the Issuer Charter, Investment Agreement, Convertible Notes, Registration Rights Agreement and the Board Observation Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated October 3, 2019, by and among ABRY Senior Equity Holdings V, LLC and ABRY Senior Equity V, L.P.
Exhibit 2	Investment and Transaction Agreement, dated as of March 13, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.2 to I.D. Systems, Inc.’s Form 8-K (SEC File No. 001-15087), filed with the SEC on March 15, 2019).

Exhibit 3	Amendment No. 1 to the Investment and Transaction Agreement, dated as of May 16, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 20, 2019).
Exhibit 4	Amendment No. 2 to the Investment and Transaction Agreement, dated as of June 27, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on June 27, 2019).
Exhibit 5	Amendment No. 3 to the Investment and Transaction Agreement, dated as of October 3, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).
Exhibit 6	Amended and Restated Certificate of Incorporation of PowerFleet, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).
Exhibit 7	Form of Registration Rights Agreement (incorporated by reference to Exhibit A on Exhibit 2.2 to I.D. Systems, Inc.’s Form 8-K (SEC File No. 001-15087), filed with the SEC on March 15, 2019).
Exhibit 8	Board Observation Rights Agreement, dated as of October 3, 2019, by and among PowerFleet, Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.
Exhibit 9	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 3, 2019

ABRY SENIOR EQUITY HOLDINGS V, LLC

	By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager

ABRY SENIOR EQUITY V, L.P.

By:	ABRY Senior Equity Investors V, L.P.
Its:	General Partner

By:	ABRY Senior Equity Holdings V, LLC
Its:	General Partner

By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated October 3, 2019, by and among ABRY Senior Equity Holdings V, LLC and ABRY Senior Equity V, L.P.
Exhibit 2	Investment and Transaction Agreement, dated as of March 13, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.2 to I.D. Systems, Inc.’s Form 8-K (SEC File No. 001-15087), filed with the SEC on March 15, 2019).
Exhibit 3	Amendment No. 1 to the Investment and Transaction Agreement, dated as of May 16, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 20, 2019).
Exhibit 4	Amendment No. 2 to the Investment and Transaction Agreement, dated as of June 27, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on June 27, 2019).
Exhibit 5	Amendment No. 3 to the Investment and Transaction Agreement, dated as of October 3, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).
Exhibit 6	Amended and Restated Certificate of Incorporation of PowerFleet, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).
Exhibit 7	Form of Registration Rights Agreement (incorporated by reference to Exhibit A on Exhibit 2.2 to I.D. Systems, Inc.’s Form 8-K (SEC File No. 001-15087), filed with the SEC on March 15, 2019).
Exhibit 8	Board Observation Rights Agreement, dated as of October 3, 2019, by and among PowerFleet, Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.
Exhibit 9	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of PowerFleet, Inc., filed with the SEC on October 3, 2019).

Exhibit 1

Joint Filing Agreement

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share, of PowerFleet, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 3, 2019

ABRY SENIOR EQUITY HOLDINGS V, LLC

By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager

ABRY SENIOR EQUITY V, L.P.
By:	ABRY Senior Equity Investors V, L.P.
Its:	General Partner

By:	ABRY Senior Equity Holdings V, LLC
Its:	General Partner

By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager